Exhibit 99.1

MEDIA RELEASE

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR THIRD QUARTER 2013 FINANCIAL EARNINGS RELEASE
AND CONFERENCE CALL

Toronto, Ontario – October 1, 2013 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) will report financial results for the three months and nine months ended September 30, 2013, on Thursday, October 24, 2013, before the open of the stock markets. The Company will also host a conference call on Thursday, October 24, 2013 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-241-0394, conference ID 73623841, at approximately 8:20 a.m. (ET).
International or local callers should dial 647-427-3413.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Thursday, November 7, 2013 at midnight, and can be accessed by dialing
1-855-859-2056, conference ID 73623841.  International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Presentation slides will be made available in the Investors section of the Progressive Waste Solutions website under Presentations & Events prior to the conference call.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com